OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-12680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCG Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 Haddonfield Road, Suite 210
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Tsai	(856) 393-1939	ptsai@bcgsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis Tsai_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCG Securities, Inc._____, as of 12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Phyllis Tsai*

Digitally signed by: Phyllis Tsai
DN: CN = Phyllis Tsai email =
ptsai@bcgsecurities.com C = US O = BCG
Securities/Horace Mann Investors
Date: 2026.02.27 16:58:56 -05'00'

Title: Financial & Operations Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BCG SECURITIES, INC.

Financial Statements and Supplemental Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

BCG SECURITIES, INC.

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
BCG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCG Securities, Inc. as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BCG Securities, Inc.'s management. Our responsibility is to express an opinion on BCG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BCG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of BCG Securities, Inc.'s financial statements. The supplemental information is the responsibility of BCG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as BCG Securities, Inc.'s auditor since 2018.
Florham Park, New Jersey
February 27, 2026

BCG SECURITIES, INC.
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	2,161,459
Due from clearing broker, including clearing deposit of $100,000		534,864
Commissions receivable		394,584
Indefinite lived intangible assets		823,966
Other intangible assets, net of accumulated amortization of $1,012,251		382,038
Income tax receivable		30,876
Deferred tax asset		1,065,308
Total assets	$	5,393,095

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	435,700
Accrued expenses		5,000
Due to related party		26,074
Deferred tax liability		3,615
Total liabilities		470,389

Stockholder's equity

Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500
Additional paid-in capital	12,880,400
Accumulated deficit	(7,718,294)
92,000 shares of treasury stock at cost	(266,900)
Total stockholder's equity	4,922,706
Total liabilities and stockholder's equity	$ 5,393,095

The accompanying notes are an integral part of these financial statements


BCG SECURITIES, INC.
Statement of Operations
For the year ended December 31, 2025


Revenues

Commissions	$	745,070
Selling and distribution fees		10,300,824
Other		135,221
Total revenues		11,181,115

Expenses

Commissions	8,502,728
Compensation and benefits	1,345,434
Clearing firm	317,009
Communications and IT	81,423
Regulatory	103,832
Professional fees	55,373
Occupancy	168,962
Travel	48,466
Amortization	46,763
Other expenses	192,168
Total expenses	10,862,158

Income before provision for income taxes		318,957
Provision for income taxes		100,681
Net income	$	218,276


The accompanying notes are an integral part of these financial statements


BCG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2025

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Shares	Treasury Stock	Total
Balance at January 1, 2025	18,000	$ 27,500	$ 12,880,400	$ (7,936,570)	92,000	$ (266,900)	$ 4,704,430
Net income	-	-	-	218,276	-	-	218,276
Balance at December 31, 2025	18,000	$ 27,500	$ 12,880,400	$ (7,718,294)	92,000	$ (266,900)	$ 4,922,706

The accompanying notes are an integral part of these financial statements

5

BCG SECURITIES, INC.
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities

Net income	$	218,276
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		196,026
Amortization of other intangible assets		46,763
Changes in assets and liabilities:		
Decrease in due from clearing broker		117,887
Decrease in commissions receivable		69,779
Decrease in dividend receivable		7,916
Decrease in income tax receivable		67,384
Decrease in commissions payable		(230,559)
Increase in accrued expenses		600
Decrease in due to related party		(273,868)
Net cash provided by operating activities		220,204
Net increase in cash and cash equivalents		220,204
Cash and cash equivalents, beginning of year		1,941,255
Cash and cash equivalents, end of year	$	2,161,459
Supplementary disclosure of cash flow information:		
Income tax refund	$	(162,729)

The accompanying notes are an integral part of these financial statements

(1)   Description of Business

BCG Securities, Inc. (the "Company") was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). On January 2, 2019, 100 percent of the Company's stock was acquired by Horace Mann Educators Corporation (the "Parent") from Benefits Consultants Group, Inc. ("BCG").

The Company brokers securities transactions for investment mutual funds, customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies and individuals located in the Northeastern United States. The Company has a required net capital of $5,000 to support these activities. The Company operates under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) exemption, clearing all transactions on a fully disclosed basis, and relies upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company does not carry customer accounts, hold customer funds or safekeep customer securities.

(2)   Basis of Presentation and Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of American (U.S. GAAP) and with the rules and regulations of the Securities and Exchange Commission (SEC).

(b)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period. Actual results could differ from those estimates.

(c)   Revenue Recognition

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes revenue from contracts with customers for investment advisory fees and commission income and fees from sales of mutual funds and insurance products. Other sources of revenue are commissions from sales of equities, municipal bonds, and other securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the

Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company recognizes revenue from contracts as follows:

i. **Commission Revenues and Execution and Clearing Costs** – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

In its relationship with Pershing LLC, the clearing broker, the Company acts in an agent capacity, and therefore, commission revenue is recorded net of the commission expenses paid to registered representatives. In its relationship with other fund companies or product sponsors of the mutual fund products, the Company acts in a principal capacity, and therefore, commission revenue is recorded gross on the statement of operations. For other types of contracts, such as fixed and variable annuities and life products, the Company acts in an agent capacity, and therefore, commission revenue is recorded net of the commission expenses paid to registered representatives.

Commission revenues are generally received monthly after the services have been provided, unless the transactions are through the clearing broker. The monthly payment follows performance, so the Company accrues receivable for the uncollected fees. For the commission revenues that are collected through the clearing broker on settlement date, the Company's performance obligation is satisfied on the trade date. Therefore, there is no significant timing difference between performance obligation and payment.

ii. **Selling and Distribution Fees** – The Company has entered into selling agreements with investment companies, mutual funds and insurance companies to offer the sale of their shares or products. The Company's compensation is established by the contract between the Company and the fund for which the Company is selling shares. Contracts may be structured with distribution fees that become determinative at different times, including upfront, over time, upon an investor's redemption, or a combination thereof. Upfront distribution fees are generally a fixed percentage of the share price. Compensation from ongoing 12b-1 fees is generally variable as the fees are contingent upon the net asset value (NAV). Historically, the Company receives an agreed-upon quarterly fee based on assets under management and a performance incentive fee. The ultimate amount of 12b-1 fees is dependent upon the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe it can overcome these constraints until the market value of the fund and the investor activity are known, usually monthly or quarterly. Therefore 12b-1 fees are recognized as revenue only when determinable.

The Company agrees to provide ongoing customer monitoring and maintain customer relationships. As such, the Company acts in a principal capacity, and therefore, fees are recorded gross on the statement of operations.

The fees billed in advance are generally billed quarterly at the beginning of the service period. In these arrangements, payment precedes the satisfaction of the performance obligation, and the Company records a contract liability (deferred revenue) that is

recognized ratably over the quarterly period. For the 12b-1 fees that are received monthly or quarterly after the performance obligation is satisfied, the Company accrues receivable for the uncollected fees.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2025:

Commissions revenue and execution and clearing costs:	
Mutual funds	$ 490,020
Variable annuities and life products	159,791
Stock, bonds, and other securities	95,259
Total commissions	745,070
Selling and distribution fees	10,300,824
Total	$ 11,045,894

The following table presents the opening and closing balances of receivables from contracts with customers:

Commissions receivable as of January 1, 2025	$ 464,363
Commissions receivable as of December 31, 2025	394,584
Change	$ 69,779

(d) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of cash and money market demand accounts with original or remaining maturities of three months or less at the time of purchase.

(e) *Commissions Receivable*

Commissions receivable represent amounts due from the Company's clearing firm and other mutual fund companies for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for credit losses is required at December 31, 2025.

(f) *Income Taxes*

The Company is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if the Company was filing a separate federal income tax return. For state income tax purposes, the Company is included in unitary filings with other affiliated entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and state income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(g)   *Recent Adoption of New Accounting Standards*

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, *Improvement to Income Tax Disclosures* (ASU 2023-09), which requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The Company adopted the new guidance on a prospective basis. As a result, the disclosures presented for the year ended December 31, 2025, reflect the requirements of ASU 2023-09. The adoption of ASU 2023-09 did not have an impact on the Company's financial position, results of operations, or cash flows. The standard affects disclosures only.

(h)   *Intangible Assets*

Other intangible assets (value of distribution acquired or "VODA") associated with the acquisition of the Company represent management's estimate of the present value of future business to be written by the existing distribution channel. VODA is being amortized over 16 years based on the present value of future profits to be received.

Indefinite lived intangible assets (tradename) represent the present value of future savings accruing to the Company by virtue of not having to pay royalties for the use of the trade names, valued using the relief from royalty method. Indefinite-lived intangible assets are not subject to amortization.

Amortizing intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of an amortizing intangible asset is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is not recoverable from undiscounted cash flows, the impairment is measured as the difference between the carrying amount and fair value.

Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The

impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset that is not subject to amortization exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company has selected October 1, 2025 as the date to perform the annual impairment test.

(i)   *Long-Lived Assets*

The Company assesses long-lived assets for impairment in accordance with the provisions of FASB ASC Topic 360, *Property, Plant and Equipment*. Long-lived assets (asset group), such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

(j)   *Advertising*

The Company follows the policy of charging the costs of advertising to expense as incurred. The advertising expense was $16,254 for the year ended December 31, 2025 and is included in other expenses in the statement of operations.

(k)   *Business Concentrations*

The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe that Company is exposed to any significant credit risk on its cash balances.

(l)   *Allowance for Credit Losses*

For financial assets measured at amortized cost (e.g., cash equivalents and due from clearing broker), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual or expected life of the financial assets and immaterial historic and expected losses.

(m)   *Improvements to Reportable Segment Disclosures*

The Company adopted FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure*s. ASU 2023-07 includes: 1) a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, 2) a requirement to disclose an amount for other segment items by reportable segment and a description of its composition, 3) a requirement to disclose a reportable segments profit or loss and assets 4) clarifies that in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment's profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, and 5) a requirement to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or

loss in assessing segment performance and deciding how to allocate resources. The guidance has no net impact on the Company's financial position, results of operations, or cash flows.

(n)   *Future Adoption of New Accounting Standards*

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This guidance will improve the disclosures regarding a public business entity's expenses by requiring 1) disclosure of the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (d) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption, 2) inclusion of certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements, 3) disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and 4) disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments in this guidance will be effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance will have no net impact on the Company's financial position, results of operations, or cash flows.

(3)   Intangible Assets

On January 2, 2019, 100 percent of the Company's stock was acquired by Horace Mann Educators Corporation from BCG. The Company elected ASU 2014-17, *Business Combinations (Topic 805): Pushdown Accounting,* and recognized tradename and VODA assets as a result of the purchase accounting. The gross carrying amount and accumulated amortization of VODA were $1,394,289 and $1,012,251, respectively, at December 31, 2025. The Company recognized amortization expense of $46,763 for the year ended December 31, 2025.

Estimated amortization expense for each of the next five years is as follows:

2026	$	46,763
2027		46,137
2028		45,511
2029		45,093
2030		44,467
	$	227,971

The Company conducts intangible asset impairment testing at least annually, or more often if events, changes or circumstances indicate that the carrying amounts may not be recoverable.

At October 1, 2025, the Company performed a qualitative impairment assessment. Based on the results of the analysis, management concluded intangible assets were not impaired. Management performed an assessment of qualitative factors through December 31, 2025. There were no events or changes in circumstances indicating that the asset might be impaired.

(4)   Transactions with Related Parties

The Company has common management with the Parent and receives administrative services from other subsidiaries of the Parent, and is a party to several intercompany service agreements, including one with

Horace Mann Service Corporation (HMSC). The Company also pays commission to its registered representatives via HMSC, an employer service affiliate of the Company. The Company paid $2,312,667 for management, administrative and professional services in 2025. Of this total, $1,345,434 is included in compensation and benefits expenses, $317,009 in clearing firm expenses, $81,423 in communications and IT expenses, $103,832 in regulatory fees, $55,373 in professional fees, $168,962 in occupancy, $48,466 in travel, and $192,168 in other expenses on the statement of operations. Intercompany balances are settled monthly. At December 31, 2025, the Company had a net payable of $26,074 to this related party.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company and its subsidiaries file their own state and local tax returns in various jurisdictions. For the year ended December 31, 2025, the current and deferred components of the income tax expense (benefit) from continuing operations are as follows:

	Current	Deferred	Total
Federal	$ (97,987)	$ 196,026	$ 98,039
State and local	2,642	--	2,642
Income tax expense from continuing operations	$ (95,345)	$ 196,026	$ 100,681

For the year ended December 31, 2025, the Company's domestic income before income taxes was $318,957. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Percent
U.S. Federal statutory rate	$ 66,981	21.00%
State and local income taxes, net of federal income tax effect (a)	2,087	0.65%
Nontaxable or nondeductible items		
Nondeductible compensation accruals	29,160	9.14%
Other, net	2,453	0.77%
Effective tax rate	$ 100,681	31.56%

(a) State taxes in New Jersey made up the majority (greater than 50%) of the tax effect in the category.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax asset:

Deferred tax assets:	
Goodwill and intangibles amortization	$ 1,030,748
Employee benefits	8,885
Non-deductible accruals	29,415
Total gross deferred tax assets	1,069,048
Deferred tax liabilities:	
Fixed assets	4,499
State income tax, net	2,856

Total gross deferred tax liabilities		7,355
Net deferred tax asset	$	1,061,693

For the year ended December 31, 2025, the Company received a net refund from the Parent related to the following jurisdictions:

Federal	$	(166,321)
State		
New Jersey		2,000
Other		1,592
Income taxes refund received (net of payments)	$	(162,729)

The parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2022. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

(6)   Employee Pension and Postretirement Benefits

All of the Company's personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to the Company for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and three non-qualified retirement plans. Expense allocated by HMSC to the Company in 2025 for the plans total $154,865, and is located in compensation and benefits expenses in the statement of operations.

Substantially all employees participate in the Horace Mann 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company's contribution vests after 5 years of service.

Employees who were hired prior to 1998 have a vested accrued benefit in a frozen qualified defined benefit plan. Participants ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts. During September 2025, the Parent's Board of Directors approved a plan to effect the termination of one of the qualified retirement plans. This termination became effective November 2025 and was completed in December 2025 with the liquidation of the plan's assets.

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

The Company has no legal obligation for benefits under these plans.

(7)   Net Capital Requirement

The Company, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025 the

BCG SECURITIES, INC.
Notes to Financial Statements
December 31, 2025

Company's net capital was $2,547,529, which was $2,516,411 in excess of minimum requirement of $31,118. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

(8) Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies. The Company's product and services and geographic areas are described in description of business.

The following table presents the segment revenue and significant expenses that are regularly provided to the CODM.

Revenue produced by independent agents	$	8,570,471
Revenue produced by employee agents		2,475,423
Other revenue		135,221
Total revenue		11,181,115
Less:		
Commission expense to independent agents		7,389,609
Commission expense to employee agents		1,113,119
Compensation and benefits		1,345,434
Clearing firm		317,009
Communications and IT		81,423
Regulatory		103,832
Professional fees		55,373
Occupancy		168,962
Travel		48,466
Amortization		46,763
Other expenses		192,168
Provision for income taxes		100,681
Net income	$	218,276

Other expenses include depreciation, office expenses, insurance, and other service and administrative fees.

The following are the other segment disclosures for the year ended December 31, 2025:

Revenue from external customers (see Note 2(b))	$	11,045,894
Interest revenue		124,102
Miscellaneous revenue		11,119
Total revenue	$	11,181,115
Depreciation and amortization	$	60,469

The segment assets are presented in the statement of financial condition. There were no expenditures for segment assets during the year ended December 31, 2025.

(9) Concentration of Credit Risk

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2025, the Company had no significant concentration of credit risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(10) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the statement of financial condition or statement of operations.

(11) Subsequent Events

The Company evaluated its December 31, 2025 financial statements for subsequent events through February 27, 2026, the date the financial statements were available to be issued. The Company is not aware of any material subsequent events which would require recognition or disclosure in the financial statements.

BCG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

Total Stockholder's equity	$	4,922,706
Less nonallowable assets		
Commissions receivable		72,989
Indefinite lived intangible assets		823,966
Other intangible assets, net		382,038
Income tax receivable		30,876
Deferred tax asset, net		1,065,308
Total deductions		2,375,177
Net capital	$	2,547,529
Aggregate indebtedness - total liabilities	$	466,774
Required net capital		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	31,118
Excess net capital	$	2,516,411
Ratio of aggregate indebtedness to net capital		0.18 : 1

There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2025 filed by the Company in its Form X-17A-5 on January 25, 2026.

See Report of Independent Registered Public Accounting Firm

BCG SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See Report of Independent Registered Public Accounting Firm



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
BCG Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCG Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BCG Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") and (2) BCG Securities, Inc. stated that BCG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

BCG Securities, Inc. is also filing this Exemption Report because BCG Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to BCG Securities, Inc.

In addition, BCG Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to BCG Securities, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BCG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934 and BCG Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

Florham Park, New Jersey
February 27, 2026

BCG SECURITIES, INC.

Rule 15c3-3 Exemption Report
For the Year Ended December 31, 2025

BCG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2):

17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

BCG Securities, Inc.

I, Phyllis Tsai, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Phyllis Tsai

Digitally signed by: Phyllis Tsai
DN: CN = Phyllis Tsai email = ptsai@bcgsecurities.com C = US O = BCG Securities/Horace Mann Investors
Date: 2026.02.27 16:58:18 -05'00'

_____

Financial and Operations Principal

February 27, 2026

See Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Nov. 30, 2026
	Estimated average burden
	hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12680

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BCG Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__51 Haddonfield Road, Suite 210__
(No. and Street)

__Cherry Hill__	__NJ__	__08002__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Phyllis Tsai__	__(856) 393-1939__	__ptsai@bcgsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

__180 Park Avenue, Suite 200__	__Florham Park__	__NJ__	__07932__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Phyllis Tsai</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>BCG Securities, Inc.</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Phyllis Tsai*

Digitally signed by: Phyllis Tsai
DN: CN = Phyllis Tsai email = ptsai@bcgsecurities.com C = US O = BCG Securities/Horace Mann Investors
Date: 2026.02.27 16:59:25 -05'00'

Title:
Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: <u>A copy of the SIPC Supplemental Report</u>

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BCG SECURITIES, INC.

SIPC Assessment Reconciliation

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)





Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Directors
BCG Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of BCG Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

Florham Park, New Jersey
February 27, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
BCG SECURITIES INC	8-12680

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 12,875,125.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 12,875,125.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 5,647,590.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 317,009.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 5,964,599.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 6,910,526.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 10,365.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 4,782.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 4,782.00		
	d	Add lines 11a through 11c		$ 4,782.00	
12		**LESSER** of line 10 or 11d.			$ 4,782.00
13	a	Amount from line 8		$ 10,365.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 4,782.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 5,583.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 5,583.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-12680	DEA: FINRA	2025	Dec

MEMBER NAME BCG SECURITIES INC
MAILING ADDRESS 51 HADDONFIELD ROAD STE 210
CHERRY HILL, NJ 08002

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BCG SECURITIES INC	Phyllis Tsai
(Name of SIPC Member)	(Authorized Signatory)
2/26/2026	ptsai@bcgsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.